UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                ABF Capital Corp.
----------------------------------------- --------------------------------------
                 (Name of Small Business Issuer in its charter)

            Delaware                                  13-3160977
---------------------------------------- --------------------------------------
   (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                Identification No.)

2 Winthrop Lane, Scarsdale, New York                          10583
----------------------------------------                  ------------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number: (914 ) 725-5474

Securities to be registered under Section 12(b) of the Act:



         --------------------                   --------------------------------
         Title of each class                    Name of each exchange on which
         to be so registered:                   each class is to be registered:


Securities to be registered under Section 12(g) of the Act:


                    common stock, par value $0.0001 per share
                    -----------------------------------------
                                 Title of Class

Item 1. Description of Business.

Introduction.

         ABF Capital Corp. ("ABF" or the "Company") was organized in the State of Delaware in 1982 as a wholly owned subsidiary of Crown Jewel Resources, Inc. ("CJR"). Until 1984, ABF was as a sublessor and contract driller for the exploration and development of oil and gas ventures. In 1983, it acquired a majority interest in a corporation that owned the patent and marketing rights to a certain "dry-transfer" method for decorating hard surfaces but discontinued its efforts to develop this business in 1985. In 1984, ABF completed certain projects in the oil and gas industry and after 1985 was dormant until 1994 when it commenced efforts to collect amounts due to it under the terms of certain liability assumption agreements executed by investors in the partnerships that retained the Company. ABF is continuing to attempt to collect amounts due under said agreements and is seeking to identify new business opportunities.

         Pursuant to the terms of a Plan of Reorganization and Distribution Agreement between CJR and ABF dated February 12, 2002, CJR distributed 1,222,632 shares of our common stock, representing all of the issued shares of ABF, to its shareholders of record as of the close of business on February 27, 2002 (the "Record Date"). Each holder of CJR common stock ("CJR Stock") as of the Record Date received one share of our common stock for every ten shares of CJR Stock held on said date.

         Other than management's efforts to collect amounts due to the Company under the liability assumption agreements, we have no business operations. Upon the effective date of this registration statement ("Registration Statement"), we will seek to enter into a business combination through a merger, capital stock exchange, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         We do not have any specific Business Combination under consideration. We have not identified or been provided with the identity of, or had any direct or indirect contact with, potential targets. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable target, although we may do so after the effective date of this Registration Statement. Our efforts to identify a prospective Target Business will not be limited to a particular industry or geographic location.

Historical Operations.

         Oil and Gas Operations.

         Through the end of 1984, ABF acted primarily as a sublessor and contract driller for the exploration and development of oil and gas ventures. As a contract driller, ABF was responsible for drilling wells to the point at which production became commercially feasible (the "casing point") for a specified ("turn-key") price. If the actual cost of drilling to the casing point was less than the turn-key price, ABF retained the difference. If the actual cost of drilling to the casing point had exceeded the turn-key price, ABF would have been liable for the additional cost.

         During 1982 and 1983, ABF entered into sublease and turn-key drilling agreements with unaffiliated limited partnerships under which it agreed to drill oil and gas wells to the casing point. ABF subcontracted all of its drilling obligations to unaffiliated companies. Under the sublease agreements, the partnerships reimbursed ABF for their leasehold costs and paid ABF an aggregate of $1,511,000 for services rendered. In addition, the sublease agreements provided that the partnerships would pay royalties to ABF based on oil and gas production, including minimum aggregate annual royalty payments of $6,369,000 during the years 1982 through 1984. The partnerships, by way of liability assumption agreements executed by investors in the partnerships that retained the Company, guaranteed payment of $4,879,000 of the minimum aggregate royalties to ABF in the event that they did not generate sufficient revenues to make royalty payments. These agreements provided for payment to be made to ABF no later than 1994.

         As of December 31, 1984, ABF had satisfied all of its drilling obligations to the partnerships. The partnerships paid ABF for all drilling cost incurred in connection with its drilling obligations but never made any of the guaranteed royalty payments under the various sublease agreements.

         Dry Transfer Operations

         In August, 1983, ABF acquired 80% of the common stock of Dry Transfer Decor Inc. ("Dry Transfer"), the owner of the patent rights to develop and market Dekomate, a method of transferring vinyl paint, particularly decorative patterns or printed materials, onto most firm, flat surfaces utilizing a dry transfer process. ABF acquired Dry Transfer for an aggregate purchase price of $683,000, which included the payment of $100,000 in cash and the assumption of liabilities and assets in the amount of $583,000. ABF was to provide managerial and financial assistance to Dry Transfer.

         Neither ABF nor Dry Transfer were able to generate significant revenues from Dekomate and ABF licensed the product to an unaffiliated third party in 1985. No royalties were generated from this license and the licensee discontinued business operations in 1987. ABF has not pursued marketing or further licensing of the Dekomate product.

Current Operations.

         ABF was dormant from 1985 through 1994, at which time, Adolph Weissman, the President and a member of the board of directors, sought to revive the Company. Mr. Weissman is pursuing the collection of amounts due to ABF under liability assumption agreements in the aggregate amount of $4,879,000 executed by 101 limited partners of two of the partnerships that contracted ABF to undertake drilling operations. The Company is attempting to collect the amounts due to it under the liability assumption agreements by initiating litigation against or settling with the limited partners who executed these agreements.

         To date, ABF has collected $1,089,000 under the liability assumption agreements and as of October 2007 was pursuing actions under these agreements in the aggregate additional amount of $1,000,000. In a number of states in which the limited partners reside, ABF has been precluded from collecting monies due under the liability assumption agreement because the time, or statue of limitations, in which to bring these actions had expired. Under such circumstances, no monies due to ABF under the liability assumption agreements can be collected. In those states in which the statute of limitations does not bar such actions, ABF has brought actions against the limited partners for money owed under these agreements or is seeking or may seek to collect the money due under the liability assumption agreements. In these states, ABF retains attorneys to pursue the actions on a contingency basis, so that if no funds are recovered ABF would be responsible only for the out of pocket costs and expenses incurred by such counsel and not for legal fees of counsel which would be due should it prevail in the action. ABF has not always been successful in engaging legal counsel to handle the matters on contingency basis because counsel may deem that the amount in controversy is not sufficient to justify taking-on the matter or it did not believe there was a likelihood that ABF would prevail against the limited partners.

         Management of ABF advises that its past success in collecting amounts owed by the limited partners under the liability assumption agreements is not indicative of, nor can it be used as a means to determine, the potential success of its future efforts and that it can not be certain that it will be able to collect any additional amounts from the persons who executed the liability assumption agreements in favor of ABF. Reasons which may bear upon ABF's ability to collect include, but are not limited to, its ability to locate the persons who executed the liability assumption agreements; its inability to retain counsel to pursue collection; or persons who owe ABF money under the agreements may not possess sufficient assets to pay the amounts owed. In some case, ABF may wish to settle its claims against the limited partners for amounts substantially less than that which is owed to avoid protracted and potentially unsuccessful legal proceedings.

Proposed Future Operations-Business Identification.

Overview.

         Management of ABF intends to use all of its current capital resources and any additional proceeds ABF may realize from its efforts to collect amounts due from limited partners under the liability assumption agreements (excluding funds which it may or will expend (i) in connection with the collection of amounts due under the liability assumption agreements and (ii) to pay the Company's president's salary), to investigate and, if such investigation warrants, acquire, through a merger, capital stock exchange or other similar business combination (a "Business Combination"), one or more operating businesses seeking the perceived benefits of being a publicly registered corporation (a "Target Business"). We do not have any specific Business Combination under consideration, and we have not had any preliminary contacts or discussions with any target regarding a Business Combination. Our efforts in identifying a prospective target will not be limited to a particular industry. It is not management's intention to cause a market to develop in any of the Company's securities. Any effort to create a market for the Company's securities would be initiated by new management upon the conclusion of a business combination, in such management's discretion.

Effecting a Business Combination.

         General.

         We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following the effective date of this Registration Statement until we identify a Target Business and enter into a Business Combination. A Business Combination may involve the acquisition of, or merger with, a company which desires to have a class of securities registered under the Exchange Act, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, possible loss of voting control and compliance with various federal and state securities laws. As more fully described below under the heading "Form of acquisition; Opportunity for stockholder approval," the proposed structure of any Business Combination may not require that we seek stockholder approval for the transaction and holders of our common stock may not have the opportunity to vote upon any such Business Combination transaction.

         We have not identified a Target Business or target industry.

         To date, we have not selected any Target Business or target industry on which to concentrate our search for a Business Combination. Our sole officer and director has not engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar Business Combination with us, nor have we been approached by any candidates (or representatives of any candidates) with respect to a possible Business Combination with us. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable Target Business, nor have we engaged or retained any agent or other representative to identify or locate such a Target Business. We have not conducted any research with respect to identifying the number and characteristics of the potential Target Business candidates. As a result, we cannot assure you that we will be able to locate a Target Business or that we will be able to engage in a Business Combination with a Target Business on favorable terms.

         We will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. We have not established any specific attributes or criteria (financial or otherwise) for prospective Target Businesses. To the extent we affect a Business Combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular Target Business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

         Sources of target businesses.

         Management expects that Target Business candidates will be brought to our attention from various unaffiliated sources, including members of the financial community, as well as accountants and attorneys who represent potential Target Business candidates. Target Business candidates may be brought to our attention by these unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to Target Businesses candidates they think we may be interested in on an unsolicited basis. Our sole officer and director, as well as his affiliates, may also bring to our attention Target Business candidates of which they become aware through their business contacts, as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In no event will any of our existing sole officer and director or stockholders, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a Business Combination. After the effective date of this Registration Statement, we may engage the services of professional firms or other individuals that specialize in business acquisitions, in which event we may pay a finder's fee, consulting fee or other compensation to be determined in an arm's length negotiation. We have not adopted any policies with respect to utilizing the services of consultants or advisors to assist in the identification of a Target Business, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in shares of our common stock.

         Selection criteria of a Target Business.

         Our management will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. We have not established any specific attributes or criteria (financial or otherwise) for prospective Target Businesses. In evaluating a prospective Target Business, our management will consider, among other factors, the following:

     ---- ----------------------------------------------------------------------
     o       financial condition and results of operations;
     ---- ----------------------------------------------------------------------
     o       growth potential;
     ---- ----------------------------------------------------------------------
     o experience and skill of management and availability of additional personnel;
     ---- ----------------------------------------------------------------------
     o       capital requirements;
     ---- ----------------------------------------------------------------------
     o       competitive position;
     ---- ----------------------------------------------------------------------
     o       barriers to entry;
     ---- ----------------------------------------------------------------------
     o       stage of development of the products, processes or services;
     ---- ----------------------------------------------------------------------
     o degree of current or potential market acceptance of the products, processes or services;
     ---- ----------------------------------------------------------------------
     o proprietary features and degree of intellectual property or other protection of the products, processes or services;
     ---- ----------------------------------------------------------------------
     o       regulatory environment of the industry; and
     ---- ----------------------------------------------------------------------
     o       costs associated with affecting the Business Combination.
     ---- ----------------------------------------------------------------------

         These criteria are not intended to be exhaustive or to in any way limit the board of director's unrestricted discretion to enter into a Business Combination with any Target Business. Any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management. In evaluating a prospective Target Business, we will conduct as extensive a due diligence review of potential targets as possible given the lack of information which may be available regarding private companies, our limited personnel and financial resources and the inexperience of our management with respect to such activities. We expect that our due diligence will encompass, among other things, meetings with the Target Business's incumbent management and inspection of its facilities, as well as a review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business candidate before we consummate a Business Combination. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoters, owners, sponsors, or others associated with the Target Business seeking our participation.

         The time and costs required to select and evaluate a Target Business and to structure and complete the Business Combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately completed will result in a loss to us.

         Lack of diversification.

         We expect that we will be able to consummate a Business Combination with only one candidate given that, among other considerations, we will not have the resources to diversify our operations. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business and we will not be benefit from the possible spreading of risks or offsetting of losses. By consummating a Business Combination with a single entity, our lack of diversification may:

     o subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a Business Combination, and

     o result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

         Limited ability to evaluate the Target Business.

         To a significant degree, our security holders will rely on management's evaluation of a Target Business in making the decision to enter into a Business Combination. Management's assessment of a Target Business will be based upon discussions with management of the Target Business and a review of due diligence material relating to the Target Business available to it during the evaluation period. Any such assessment may not be accurate.

         Although we intend to scrutinize the management of a prospective Target Business when evaluating the desirability of effecting a Business Combination, we cannot assure you that our assessment of the Target Business's management will prove accurate. In addition, we cannot assure you that future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our sole officer and director, if any, in the Target Business following a Business Combination cannot presently be stated with any certainty.

         Given our current resources, we will likely seek a Business Combination with a privately-held company. Generally, very little public information exists about these companies and we will be required to rely on the ability of our management to obtain adequate information to evaluate the potential returns from entering into a Business Combination with such a company. If we do not uncover all material information about a Target Business prior to a Business Combination, we may not make a fully informed investment decision and we may lose money on our investments.

         Form of acquisition; Opportunity for stockholder approval.

         The manner in which we participate in a Business Combination will depend upon, among other things, the nature of the opportunity and the respective requirements and desires of management of our Company and of the Target Business. In addition, the structure of any Business Combination will be dispositive as to whether stockholder approval of the Business Combination is required.

         It is likely that we will acquire our participation in a business opportunity through the issuance of our common stock or other securities to the principals of the Target Business. Although the terms of any such transaction cannot be predicted, it is likely that we will seek to structure a Business Combination to qualify as a tax free transaction under the Internal Revenue Code of 1986, as amended (the "Code"). One such form of "tax free" transaction, if structured properly, entails the exchange of capital stock of the Target Business for our capital stock. Under Section 368(a)(1) of the Code, in order for a stock exchange transaction to qualify as a "tax free" reorganization, the holders of the stock of the target must receive a number of shares of our capital stock equal to 80% or more of the voting stock of our Company. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, our existing stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Depending upon the relative negotiating strength of the parties, stockholders at the time of the Business Combination may retain substantially less than 20% of the total issued and outstanding shares of our Company. This could result in substantial additional dilution to the equity of those persons who were stockholders of our Company prior to such Business Combination.

         Our present stockholders likely will not have control of a majority of the voting shares of the Company following a Business Combination. As part of such a transaction, all or a majority of the Company's then directors may resign and new directors may be appointed without any vote by stockholders.

         In the case of an acquisition, the transaction may be accomplished in the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it might be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares of common stock. The necessity to obtain stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Accordingly, management will seek to structure any Business Combination so as not to require stockholder approval.

         It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for a Business Combination, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

         We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business only very limited time. We do not expect to engage any additional employees prior to a Business Combination.

Competition.

         Our ability to consummate a Business Combination will be constrained by our lack of financial resources to provide to the Target Business. We expect that in the course of identifying, evaluating and selecting a Target Business, we may encounter intense competition from other entities having a business objective similar to ours. These include blank check companies which have raised significant sums through sales of securities registered under federal securities laws that are seeking to carry out a business plan similar to ours and possess a significant competitive advantage over us both from a financial and personnel perspective. Additionally, we may be subject to competition from entities other than blank check companies having a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through acquisitions. Many of these entities are well established and have extensive experience identifying and affecting business combinations directly or through affiliates. Moreover, nearly all of these competitors possess greater technical, human and other resources than us. While we believe there may be numerous potential target candidates with which we could affect a Business Combination, our ability to compete in affecting a Business Combination with prime candidates will be limited by our lack of financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a Target Business.

         If we succeed in effecting a Business Combination, there will be, in all likelihood, intense competition from competitors of the Target Business. We cannot assure you that, subsequent to a Business Combination, we will have the resources or ability to compete effectively.

Employees.

         We have one director who is also our only executive officer. This individual is not obligated to devote any specific number of hours to our matters and intend to devote only as much time as he deems necessary to our affairs. The amount of time he will devote in any time period will vary based on whether a Target Business has been selected for the Business Combination and the stage of the Business Combination process the Company is in. Accordingly, once management locates a suitable Target Business to acquire, he will spend more time investigating such Target Business and negotiating and processing the Business Combination (and consequently spend more time to our affairs) than he would prior to locating a suitable Target Business. We do not intend to have any full time employees prior to the consummation of a Business Combination.

         Our management may engage in other business activities similar and dissimilar to those we are engaged in without any limitations or restrictions applicable to such activities. To the extent that our management engages in such other activities, he will have possible conflicts of interest in diverting opportunities which would be appropriate for our Company to other companies, entities or persons with which he is or may be associated or have an interest, rather than diverting such opportunities to us. Since we have not established any policy for the resolution of such a conflict, we could be adversely affected should our officer choose to place his other business interests before ours.
 We cannot assure you that such potential conflicts of interest will not result in the loss of potential opportunities or that any conflict will be resolved in our favor. As of the date hereof, our management is not involved with any other company having a business purpose similar to ours.

         Our management may actively negotiate for or otherwise consent to the disposition of all or any portion of the shares of common stock they own, as a condition to, or in connection, with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of all or a portion of his shares of common stock which would raise issues relating to a possible conflict of interest with our other security holders.

Periodic Reporting and Audited Financial Statements; Disclosure of Business Combination.

         Upon the effective date of this Registration Statement, our class of common stock will be registered under the Exchange Act and we will have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

         We will not acquire a Target Business if audited financial statements based on United States generally accepted accounting principles cannot be obtained for the Target Business within the time constraints of the relevant Exchange Act forms for reporting such transactions. We cannot assure you that any particular Target Business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential Target Business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles on a timely basis, if at all. To the extent that this requirement cannot be met, we may not be able to acquire the proposed Target Business. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.

         Upon the consummation of a Business Combination, the Company will file with the Securities and Exchange Commission a current report on Form 8-K to disclose the Business Combination, the terms of the transaction and a description of the business and management of the Target Business, among other things, and will file audited consolidated financial statements of the Company giving effect to the Business Combination either in the initial Form 8-K filing or in an amendment to that filing. Holders of the Company's securities will be able to access the Form 8-K and other filings made by the Company on the EDGAR Company Search page of the Securities and Exchange Commission's Web site, the address for which is "www.sec.gov."

                                  RISK FACTORS

         Holding ABF Common Stock involves various risks, including those described below. You should consider carefully these risk factors, together with all other information in this registration statement, before you decide to how and when to dispose of your common stock. Additional risks and uncertainties not presently known to us may also affect our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected.

ABF conducts no business operations other than attempting to collect sums due to it under certain guarantees. The Company proposes to enter into a business combination with an operating entity but management cannot assure you that it will succeed in such endeavors or that the Company will generate meaningful revenues from future operations, in which case the holders of ABF Common Stock may never realize any appreciation in the value of their stock.

         ABF was incorporated for the purpose of acting as a sublessor and contract driller for the exploration and development of oil and gas ventures and engaged in such operations until 1984. As of the date hereof, ABF has no substantive business operations other than attempting to collect amounts due to it under certain guarantees executed in its favor in connection with its contract drilling operations ("guarantees"). ABF is seeking to merge with or acquire an operating company. Management of ABF cannot assure holders of the ABF Common Stock that it will be successful in identifying an attractive opportunity or that if management is successful in negotiating a transaction with such a business that such business will be successful or profitable. Accordingly, ABF may never conduct any meaningful business operations and may never generate revenues or be profitable. Therefore, holders of ABF Common Stock may never realize any appreciation in the value of their stock.

Management of ABF is uncertain as to whether it will collect any additional amounts due under the guarantees under which it is owed money. The actual amount ABF collects under these guarantees, if any, may affect the Company's ability to become involved in new business ventures.

         ABF's only assets are its rights to collect monies due under the terms of certain guarantees made in favor of ABF during 1982 and 1983. Under these agreements certain persons guaranteed the payment to ABF of an aggregate of $4,879,000. As of the date of this registration statement, ABF has collected approximately $1,089,000 under these guarantees. A significant portion of the total amount due under the guarantees has proven to be uncollectible for many reasons. The amounts due under these guarantees represent ABF's only source of income and likely will be ABF's only source of income for the foreseeable future. ABF will continue to seek to collect the amounts due under the guarantees which have not as yet proven to be uncollectible, the aggregate amount of which is unknown as of the date hereof.

         ABF expects to use the money it collects under the guarantees to become involved in other business opportunities in the future through a business combination. The failure of ABF to collect any additional monies due under the guarantees could adversely affect ABF's ability to become involved in new business operations or generate meaningful revenues in the future, in which case, your shares of ABF Common Stock may never attain any value.

Our future success is highly dependent on the ability of management to locate and attract a suitable Target Business.

         The nature of our operations is highly speculative. The future success of our plan of operation will depend to a great extent on the operations, financial condition and management of the Target Business we may acquire. While management intends to seek a Business Combination with an entity having an established operating history, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a Business Combination, the success of our operations will be dependent upon management of the Target Business and numerous other factors beyond our control.

The Company has no existing agreement for a Business Combination or other transaction.

         We have no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of, an operating entity. We cannot assure you that we will successfully identify and evaluate suitable business opportunities or that we will conclude a Business Combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a Business Combination on favorable terms.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

         Target companies that fail to comply with SEC reporting requirements may delay or preclude a Business Combination. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including audited financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of a Business Combination. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Our sole officer and director has never been a principal of, or has ever been affiliated with, a company formed with a business purpose similar to ours.

         Our officer and director has ever served as an officer or director of a development stage public company with the business purpose of acquiring a Target Business. Furthermore, our sole officer and director has never been involved with a blank check public company of any sort. Accordingly, you may not be able to adequately evaluate their ability to consummate successfully a Business Combination.

We likely will complete only one Business Combination, which will cause us to be dependent solely on a single business and a limited number of products, services or assets.

         Given our limited financial resources and other considerations, it is likely we will complete a Business Combination with only one Target Business. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business and dependent upon the development or market acceptance of a single or limited number of products, processes or services. In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several Business Combinations or asset acquisitions in different industries or different areas of a single industry so as to diversify risks and offset losses.

Given our limited resources and the significant competition for Target Businesses, we may not be able to consummate an attractive Business Combination.

         We will encounter intense competition from other entities having a business objective similar to ours, including blank check companies, finance companies, banks, venture capital funds, leveraged buyout funds, operating businesses and other financial buyers competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting Business Combinations directly or through affiliates. Nearly all of these competitors possess greater technical, human and other resources than we do and our financial resources will be negligible when contrasted with those of many of these competitors.

It is likely that we will consummate a Business Combination with a private company for which limited information will be available to conduct due diligence.

         We likely will seek a Business Combination with a privately-held company. Generally, very little public information exists about these companies or their management, and we will be required to rely on the ability of our management to obtain adequate information to evaluate the potential success of entering into a transaction with such a company. In addition, our management will only devote limited time to the business of the Company and will have available to it extremely limited financial resources with which to conduct due diligence. If our assessment of the Target Business's operations and management is inaccurate or we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money.

Possible reliance upon unaudited financial statements.

         ABF will require audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to it prior to a business combination. In cases where audited financials are unavailable, ABF will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that ABF, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for ABF.

If we consummate a Business Combination by way of an acquisition, our stockholders will not have an opportunity to vote on the transaction.

         If we consummate a Business Combination by way of an acquisition of the capital stock or assets of the Target Business, the transaction may be accomplished in the sole determination of management without any vote or approval by stockholders. Accordingly, holders of our securities at the time of any Business Combination may not have an opportunity to evaluate the Target Business or its management and will have to rely on the judgment of management in assessing the future profitability and viability of the Target Business.

A Business Combination with a foreign company may subject us to additional risks.

         If we enter into a Business Combination with a foreign entity, we will be subject to risks inherent in business operations outside of the United States. These risks include:

     o unexpected changes in, or impositions of, legislative or regulatory requirements;
     o    foreign currency exchange rate fluctuations
     o potential hostilities and changes in diplomatic and trade relationships;
     o changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;
     o burdens of complying with a wide variety of foreign laws and regulations;
     o longer payment cycles and difficulties collecting receivables through foreign legal systems;
     o difficulties in enforcing or defending agreements and intellectual property rights;
     o    reduced protection for intellectual property rights in some countries;
     o    potentially adverse tax consequences; and
     o    political and economic instability.

         If the Target Business is not successful managing these risks among others, the Company's business after the Business Combination may be negatively impacted.

Since we have not yet selected a particular industry or Target Business with which to complete a Business Combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

         Our plan of operation permits our board of directors to consummate a Business Combination with a company in any industry it chooses and is not limited to any particular industry or type of business. Accordingly, there is no current basis to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the Target Business which we may ultimately acquire. To the extent we complete a Business Combination with a company that does not have a stable history of earnings and growth or an entity in a relatively early stage of its development, we may be affected by numerous risks inherent in the business operations of those entities. If we complete a Business Combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or Target Business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control.

Our long-term success will likely be dependent upon a yet to be identified management team which may be difficult to fully evaluate.

         Our ability to successfully affect a Business Combination is dependent upon the efforts of our management team. The future role of our management team in the Target Business, however, cannot presently be ascertained. Although it is possible that some members of our management team will remain associated in various capacities with the Target Business following a Business Combination, it is likely that the management team of the Target Business at the time of the Business Combination will remain in place given that they will have greater knowledge, experience and expertise than our management team in the industry in which the Target Business operates as well as in managing the Target Business. Thus, even though our management team may continue to be associated with us in various capacities after a Business Combination, it is likely that we will be dependent upon a yet to be identified management team for our long-term success. As a result, you will not be able to fully evaluate the management team that we will likely be dependent upon for our long-term success prior to any Business Combination. Although we intend to scrutinize the management team of a prospective Target Business as closely as possible in connection with evaluating the desirability of affecting a Business Combination, we cannot assure you that our assessment of the management team will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company and the securities laws, which could increase the time and resources we must expend to assist them in becoming familiar with the complex disclosure and financial reporting requirements imposed on U.S. public companies. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations.

If we are unable to structure the Business Combination as a "tax free" transaction, potential Target Businesses could be deterred from entering into such a transaction.

         We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain Business Combinations with us. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any Business Combination so as to minimize the federal and state tax consequences to both us and the Target Business; however, we cannot guarantee that the Business Combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

We intend to issue more shares in a Business Combination, which will result in substantial dilution and a change in control of ownership of the Company.

         Our Certificate of Incorporation authorizes the issuance of a maximum of 20,000,000 shares of common stock. Any Business Combination effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without stockholder approval.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a Target Business.

         The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a Business Combination as contemplated by us. Our management has not identified any specific Business Combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to enter into a Business Combination on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Our officer/ director will apportion his time to other businesses which may cause conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a Business Combination.

         Our sole officer and director engages in other businesses and is not required to devote his full time or any specific number of hours to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not have and do not expect to have any full time employees prior to the consummation of a Business Combination. If our sole officer's and director's other business affairs require him to devote more substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to consummate a Business Combination. We cannot assure you that these conflicts will be resolved in our favor.

Our officer/ director may in the future become affiliated with entities engaged in business activities similar to those conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Our sole officer and director may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us. Additionally, our sole officer and director may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which he owes fiduciary duties. Accordingly, he may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential Target Business may be presented to another entity prior to its presentation to us and we may not be able to pursue a potential transaction.

If we affect a Business Combination with a financially unstable company or an entity in the early stage of development or growth, we will be subject to greater risks than if we were to affect a Business Combination with a more established company with a proven record of earnings and growth.

         Given our financial and personnel resources compared to our competitors, we may be limited to consummating a Business Combination with a company that is financially unstable or is in the early stage of development or growth, including an entity without established records of sales or earnings. To the extent we affect a Business Combination with a financially unstable or early stage or emerging growth company, we may be impacted by numerous risks inherent in the business and operations of such company that we would not be subject to if we were to effect a Business Combination with a more established company with a proven record of earnings and growth.

Management and affiliates own enough shares to control shareholder vote and maintain management and control over the company, even if they are unsuccessful.

         ABF's director/officer and an affiliate controlled by him owns approximately 88.4% of the outstanding shares of our common stock. As a result, our sole officer and director will control all matters that require stockholder approval, such as the election of directors, approval of a corporate merger, increasing or decreasing the number of outstanding shares, amending ABF's certificate of incorporation and effecting stock splits.

Limitations on liability and indemnification matters.

         As permitted by the corporate laws of the State of Delaware, we have included in our Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our By-Laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

There is currently no trading market for our common stock.

         Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended, (the "Securities Act") and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

We cannot assure you that following a Business Combination with an operating business, our common stock will be listed or admitted to quotation on any securities exchange or other trading medium.

         Following a Business Combination, then management of the Company may seek to develop a public market for our common stock. However, we cannot assure you that following such a transaction, the Company will be able to meet the initial listing standards of any stock exchange or that our common stock will be admitted for quotation on the over the counter bulletin board. If the Company's common stock does not trade publicly, holders may not be able to sell their common stock. Moreover, our common stock may be deemed to be a "penny stock" and subject to the SEC's penny stock rule which provides that, if our common stock failed to meet the criteria set forth in such rule, brokers would be subject to various practice requirements which would limit the sale of our stock only to persons who were established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a Business Combination.

We have never paid dividends on our common stock.

         We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. In the unlikely event we generated profits prior to a Business Combination, we expect to retain such earnings and re-invest them into the Company to further its business strategy.

There are risks associated with forward-looking statements made by us and actual results may differ.
         Some of the information in this Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. These statements can be identified by the use of forward-looking words such as "may", "will", "expect", "anticipate", "believe", "estimate", and "continue", or similar words. Statements that contain these words should be read carefully because they:

     o    discuss our future expectations;

     o contain projections of our future results of operations or of our financial condition; and

     o    state other "forward-looking" information.

         We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict and/or over which we have no control. The risk factors listed in this section, other risk factors about which we may not be aware, as well as any cautionary language in this Registration Statement, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The occurrence of the events described in these risk factors could have an adverse effect on our business, results of operations, and financial condition.

Item 2. Management's Discussion and Analysis or Plan of Operation.

         From 1982 through 1984, ABF was as a sublessor and contract driller for oil and gas ventures and was inactive from 1986 through 1994. In 1994, Adolph Weissman, the President and a member of the board of directors, sought to revitalize ABF. The Company does not currently engage in any business operations other than efforts to collect sums due to it under liability assumption agreements, which essentially are guarantees, executed by the limited partners of the partnerships that contracted ABF to undertake the contract drilling operations. A portion of this amount has proven to be uncollectible for many reasons, including the fact that the statute of limitations has barred ABF from collecting under some of these agreements, ABF has been unable to locate the persons who made these agreements, or persons who owe ABF money under the agreements did not possess sufficient assets to pay the amounts owed. As of December 31, 2006, ABF had collected approximately $1,089,000 under these agreements. The amounts due under these liability assumption agreements represent ABF's only source of income. ABF continues to seek to collect amounts due under liability assumption agreements which it has not yet pursued. As of the date of this Information Statement, other than attempting to collect amounts due under the liability assumption agreements, ABF has no business operations.

         Management of ABF advises any success it has achieved in the past in enforcing the liability assumption agreements and collecting amounts owed by the limited partners under them is not indicative of, nor can it be used as a means to determine, the potential success of its future efforts in this endeavor and that it can not be certain that it will be able to collect any additional amounts under these agreements because of a variety of factors.

         At June 30, 2007, ABF had $361,343 of assets, including $154,932 in cash, $21,212 in marketable securities, and $62,670 in loans receivable from an officer, $38,379 in loans receivable from an unrelated party and $84,150 invested in an affiliate and total current liabilities of $3,476.

         Management of ABF intends to use its current capital resources and any additional proceeds it may realize from its efforts to collect amounts due from limited partners under the liability assumption agreements to identify and negotiate and consummation a business combination and pay Mr. Weissman's salary. Management expects that the combination will take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

         The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

         Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

         Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

         The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly registered corporation. Such perceived benefits of becoming a publicly registered corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         Management anticipates that one way it may seek to locate a target company is through solicitation. Such solicitation may include mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management may pay referral fees to consultants and others who refer target businesses for mergers into public companies but will not pay any fees to any affiliate in connection with identifying a business combination candidate. Payments would be made if a business combination occurs, and may consist of cash or a portion of the stock in the company retained by management and its affiliates, or both.

         We expect to pay the costs of investigating and analyzing business combinations and to consummate any business combination for the next 12 months and beyond such time with money previously collected and which may be collected from the prosecution of amounts due under liability assumption agreements.

         During the next twelve months we anticipate incurring costs related to:

         (i) cost we may incur in connection with initiating law suits for collection on the liability assumption agreements;

         (ii) filing of Exchange Act reports, and

         (ii) costs relating to consummating an acquisition.

Item 3. Description of Property.

         ABF has no properties and at this time and has no agreements to acquire any properties. ABF currently uses the offices of its President, Adolph Weissman at no cost. Management has agreed to continue this arrangement until ABF enters into a new business opportunity.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information as of November 6, 2007, regarding the beneficial ownership of our common stock by (1) each director and officer of ABF; (2) each person or group known by ABF to beneficially own 5% or more of the outstanding shares of our common stock; and (3) all executive officers and directors of ABF as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them. The information in the table is based upon 1,223,278 shares of common stock outstanding as of November 6, 2007.

----------------------------- ------------------- ---------------------------
         Name of                   Amount of        Percent of Outstanding
    Beneficial Owner          Beneficial Ownershi    Shares of Class Owned
----------------------------- ------------------- ---------------------------

Adolph Weissman                    1,081,818                 88.4%
2 Winthrop Lane
Scarsdale, New York 10583
----------------------------- ------------------- ---------------------------
All officers and directors
as a group (1 person)              1,081,818                 88.4%
----------------------------- ------------------- ---------------------------

Item 5. Directors and Executive Officers, Promoters and Control Persons.

         The following table lists, as of November 6, 2007, ABF's directors, executive officers and key employees:

---------------------------- ------------------- -------------------------------
          Name                      Age                        Title
---------------------------- ------------------- -------------------------------
Adolph Weissman                      79                President and Director
---------------------------- ------------------- -------------------------------

All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors appoints officers as necessary.

Adolph Weissman has been a director and the President of ABF since its inception in 1982. Mr. Weissman has been responsible for reviving ABF's business and initiating the collection of monies due under the liability assumption agreements described elsewhere herein. Mr. Weissman was responsible for ABF's contract drilling operations and has experience in several areas of the oil and gas industry including, identifying and negotiating for the sublease of oil and gas producing properties, managing wireline services and acting as the manager for general partners engaged in drilling for oil and gas. Mr. Weissman continues to seek to identify opportunities for acquisition, investment, joint partnership or other arrangement through which ABF may re-enter the oil and gas industry. Since 1999, he has been a director of Diopsys, Inc., a developer of optical testing equipment. Since 1992, he has served as the President and as a director of XRKC Service Corp., a financial services company that is an affiliate of ABF by virtue of its stock ownership position. From 1979 to 1999, Mr. Weissman was the President and a director of ABF Energy Corp., ABF's parent, prior to that company's changing its name to Crown Jewel Resources. Mr. Weissman holds a bachelor of business administration from City College of New York. Mr. Weissman will not devote his entire business time or efforts to the affairs of ABF.

Corporate Governance

         Director Independence and Board Committees

         Our Company has not mandated independence requirements for our directors and has not established any committees of the board of directors and does not expect to do so. Given our minimal operations and skeleton staff, management does not believe that it is necessary to implement corporate governance procedures and protections at this juncture. Rather, management will leave such corporate governance activities to the discretion of management of any business combination partner with which the Company may become in the future.

         Board of Directors Meetings and Attendance

         The Board of Directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our Board of Directors is to oversee the management of our company and, in doing so, serve the best interests of the Company and our stockholders. The Board of Directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our Board of Directors also participates in decisions that have a potential major economic impact on our Company. The Board of Directors has not met or otherwise taken action by written consent since 2006.

         Shareholder Communications

         The Company does not presently provide a process for security holders to send communications to the Board of Directors. The Company does not provide such process because it has not held a shareholders meeting at which directors were elected since 1999, as it has not had the funds to cover the cost of preparing and filing a proxy statement in connection with such meeting. The sole member of the Board of Directors, who also is the Company's President and chief executive officer, has served in such capacities since 1982.

Conflicts of Interest.

         Potential investors should be aware of the following potential conflicts of interest:

     o Our sole officer and director is not required to commit his full time to our affairs and, accordingly, he may have conflicts of interest in allocating management time among various business activities.

     o Our sole officer and director may in the future become affiliated with entities, including other companies engaged in business activities similar to those intended to be conducted by us.

         In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

     o    the corporation could financially undertake the opportunity;

     o    the opportunity is within the corporation's line of business; and

     o it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

         Accordingly, as a result of multiple business affiliations, our sole officer and director may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. Under Delaware law and our certificate of incorporation, our Board of Directors has the power to renounce in advance, our interest or expectancy in specified business opportunities or specified classes or categories of business opportunities that are presented to us or to any of our officers, directors or stockholders and may from time to time do so.

Item 6. Executive Compensation.

         The following table summarizes all compensation earned by or paid to ABF's chief executive officer for services rendered to ABF in all capacities during the fiscal years ended December 31, 2005, 2006 and 2007. The Company has not paid compensation to any other executive officer or employee in excess of $100,000 during any such fiscal year.

   -----------------------------------------------------------------------------
                            Summary Compensation Table
   -----------------------------------------------------------------------------
                                                                   Other
   Name and Principal Position       Year       Salary       Compensation (1)
   -------------------------------- ------- --------------- --------------------
   Adolph Weissman, President        2007       $20,000          $ 6,365
                                    ------- --------------- --------------------
                                     2006       $26,000          $20,933
                                    ------- --------------- --------------------
                                     2005       $22,000          $19,196
   -------------------------------- ------- --------------- --------------------
 (1) Consists of medical expenses paid on behalf of Mr. Weissman.

Compensation of Directors.

         Directors do not receive any direct or indirect compensation for serving in such capacity. ABF reimburses directors for all reasonable costs and expenses incurred in connection with attending or participating in meetings of the Board.

         Other than compensation paid to Mr. Weismann, no compensation of any kind, including finder's and consulting fees, will be paid to any of our stockholders, our officers or directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, management will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential targets and performing due diligence on suitable initial transactions. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

         Following a business combination, our current executive sole officer and director likely will not be involved in management of the Company's business. To the extent he remains involved in the business of our business combination partner, said person will be entitled to receive such compensation as our Board of Directors as then constituted may approve.

Employment Agreements.

         ABF is not party to any employment agreements with management.

Stock Based Compensation.

         ABF does not have a stock option or compensation plan and has never issued any stock based compensation. No stock options or restricted stock grants had been issued through the date of this Information Statement.

Item 7. Certain Relationships and Related Transactions and Director
Independence.

         By letter dated August 17, 2001, Park Vanguard LLC, the principal stockholder of CJR, agreed to transfer to XRKC Service Corp., any and all shares it was to receive in ABF in any spin-off or similar transaction which resulted in the distribution of ABF's capital stock to the holders of CJR Stock, in consideration of services rendered by XRKC in favor of Park Vanguard LLC in 2001 which were valued at $5,000. Park Vanguard owned 10,808,180 shares of CJR Stock and received 1,080,818 shares of our common stock in the Distribution which it transferred to XRKC. The 1,080,818 shares were subsequently transferred to Mr. Weissman, our President and sole director. Mr. Weissman, a member of ABF's Board of Directors and our President, is the president and a director of XRKC.

         From April 1999 through December 2003, ABF loaned funds to Diopsys, Inc., a former affiliate of the Company The loans were evidenced by a series of promissory notes that bore interest at the rate of 10% per annum and were payable on demand. As additional consideration for the loans, Diopsys granted ABF a warrant to purchase up to 14,903 shares of its common stock through May 14, 2012, 12,990 of which are exercisable at a price of $1.04 per share and 1,913 of which are exercisable at a price of $2.50 per share. Diopsys repaid the Company all sums due $109,906 in May 2007, representing the entire amount due under the promissory notes, including interest. Walter Greenfield, an officer and director of Diopsys, formerly was a director and officer of ABF.

Item 8. Description of Securities.

General.

         ABF's authorized capital consists of 20,000,000 shares of common stock, par value $.0001 per share. At November 6, 2007, there were 1,223,278 shares of common stock outstanding. Set forth below is a summary description of certain provisions relating to our common stock contained in its Certificate of Incorporation and By-Laws and under the Business Corporation Law of the State of Delaware. The summary is qualified in its entirety by reference to ABF's Certificate of Incorporation and By-Laws and the Delaware corporation laws.

Common Stock.

         Each outstanding share of our common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our common stock. The holders of our common stock have no preemptive rights with respect to offerings of ABF's securities. Holders of our common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore.

Transfer Agent.

         The Transfer Agent for our common stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Trading Market.

         Our common stock is not currently listed or admitted to quotation on any established trading market. Management advises that it does not presently intend to seek to have any of its securities listed or admitted to quotation on any trading market. See "Item 1, Business-Risk Factors."

Number of Shareholders of Record.

         As of November 6, 2007, there were approximately 182 holders of record of our common stock. This number of holders of record does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers, and clearing agencies.

Shares Eligible for Future Sale.

Freely Tradable Shares: As of the date hereof, there are a total of 1,223,278 shares of our common stock outstanding. All outstanding shares of our common stock not held by "affiliates," as defined in Rule 144 under the Securities Act, of ABF, which aggregate 141,460 shares as of the date of this Information Statement, will become freely tradable, without restriction by or further registration under the Securities Act, 90 days after the effective date of this registration statement.

Rule 144: Under Rule 144 as currently in effect, a person who beneficially has owned restricted securities for at least one year, including persons who may be deemed affiliates of ABF are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o one percent of the number of shares of common stock then outstanding, which will equal approximately 12,223 shares; or

     o the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

         Sales of restricted securities under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about ABF. These limitations apply to both restricted and unrestricted shares held by persons who are affiliates of ABF.

         Rule 144(k): Under Rule 144(k), a person who is not deemed to have been an "affiliate" of ABF at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

         Management of ABF can make no prediction as to the effect, if any, that market sales of shares of our common stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of our common stock and could impair ABF's future ability to raise capital through an offering of its equity securities.

Item 2. Legal Proceedings.

         Except for the legal actions initiated by ABF from time to time to collect amounts due under the certain liability assumption agreements described elsewhere herein, ABF is not presently party to any material legal proceeding nor are we aware of any material pending or potential legal proceeding, which might be instituted against ABF.

Item 3. Changes in and Disagreements with Accountants.

         None.

Item 4. Recent Sales of Unregistered Securities.

         The Company has not sold any securities during the last three fiscal years.

Item 5. Indemnification of Directors and Officers.

         ABF is incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. ABF's Certificate of Incorporation and By-Laws provide for indemnification of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

         The General Corporation Law of the State of Delaware provides that a Certificate of Incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

         (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

         (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         (3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or

         (4) for any transaction from which the director derived an improper personal benefit.

         ABF's Certificate of Incorporation contains such a provision.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or control persons pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART FS

         The Company submits with this report the financial statements and related information listed in the Index to Financial Statements appearing on the following page.

                                ABF CAPITAL CORP.

                          INDEX TO FINANCIAL STATEMENTS




                                                                     Page

Report of Independent Registered Public Accounting Firm              F-2

Balance Sheet as of December 31, 2006                                F-3

Statements of Operations for the years ended
          December 31, 2006 and 2005                                 F-4

Statements of Changes in Stockholders Equity for the
         years ended December 31, 2006 and 2005                      F-5

Statements of Cash Flows for the years ended
          December 31, 2006 and 2005                                 F-6

Notes to financial statements for the years ended
          December 31, 2006 and 2005                              F-7 - F-12

Balance Sheet as of June 30, 2007 (Unaudited)                        F-13

Statements of Operations for the six months
         ended  June 30, 2007 and 2006 (Unaudited)                   F-14

Statements of Changes in Stockholders Equity for the years
         ended December 31, 2006 and 2005 and for the six
         months ended June 30, 2007 (Unaudited with regards
         to the six months ended June 30, 2007)                      F-15

Statements of Cash Flows for the six months ended
          June 30, 2007 and 2006 (Unaudited)                         F-16

Notes to financial statements for the six months
         ended  June 30, 2007 and 2006 (Unaudited)               F-17 - F-22

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
ABF Capital Corp.

We have audited the accompanying balance sheet of ABF Capital Corp. as of December 31, 2006 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABF Capital Corp. as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ Sherb & Co, LLP
                                                --------------------------------
                                                Sherb & Co, LLP
                                                Certified Public Accountants

New York, New York
May 31, 2007

                                ABF CAPITAL CORP.

                                  BALANCE SHEET

                                DECEMBER 31, 2006




                                     ASSETS

CURRENT ASSETS:
      Cash                                                   $        115,254
      Marketable securities                                            22,360
      Due from officer                                                 36,800
      Loans receivable, less allowance of $17,000                      36,791
                                                              ----------------
          TOTAL CURRENT ASSETS                                        211,205

INVESTMENT AND ADVANCES TO AFFILIATE                                  194,056
                                                              ----------------

                                                             $        405,261
                                                              ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES - Accounts payable and accrued expenses  $          4,156
                                                              ----------------

STOCKHOLDERS' EQUITY:
      Common stock, $.0001 par value,
          authorized 20,000,000 shares: 1,223,278 issued
          and outstanding                                                 122
      Additional paid-in capital                                    3,277,600
      Accumulated deficit                                          (2,807,307)
      Other comprehensive loss                                        (69,310)
                                                              ----------------
               TOTAL STOCKHOLDERS' EQUITY                             401,105
                                                              ----------------

                                                             $        405,261
                                                              ================








                       See notes to financial statements.

                                ABF CAPITAL CORP.

                            STATEMENTS OF OPERATIONS


                                                               Year Ended
                                                              December 31,
                                                      --------------------------
                                                          2006         2005
                                                      ------------- ------------

REVENUES:
      Royalties                                       $    106,281  $    50,153
                                                      ------------- ------------

EXPENSES:
      General and administrative                            82,558       89,672
      Provision for doubtful accounts                       17,000            -
                                                      ------------- ------------
                                                            99,558       89,672
                                                      ------------- ------------

INCOME (LOSS) BEFORE OTHER INCOME (EXPENSES)                 6,723      (39,519)
                                                      ------------- ------------

OTHER INCOME (EXPENSES):
      Dividend and interest income                          15,651       18,721
      Loss on sale of marketable securities                      -      (24,917)
                                                      ------------- ------------
                                                            15,651       (6,196)
                                                      ------------- ------------

NET INCOME (LOSS), applicable to common stockholders        22,374      (45,715)

      Unrealized loss on investments                        (9,799)     (46,038)
                                                      ------------- ------------

TOTAL COMPREHENSIVE INCOME (LOSS)                     $     12,575  $   (91,753)
                                                      ============= ============

NET INCOME (LOSS) PER SHARE - Basic and diluted       $       0.02  $     (0.04)
                                                      ============= ============

WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic and diluted                                  1,223,278    1,223,278
                                                      ============= ============










                       See notes to financial statements.


                                                                ABF CAPITAL CORP.

                                                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                             Common Stock          Additional                      Other
                                     ---------------------------    Paid-In      Accumulated   Comprehensive  Stockholders'
                                       Shares        Amount         Capital        Deficit          Loss          Equity
                                     ------------- ------------- ------------- --------------- ------------- -------------

BALANCE - January 1, 2005               1,223,278  $        122  $   3,277,600 $   (2,783,966) $    (13,473) $    480,283

      Net loss                                  -             -              -        (45,715)            -       (45,715)
      Unrealized loss on investments            -             -              -              -       (46,038)      (46,038)
                                     ------------- ------------- ------------- --------------- ------------- -------------

BALANCE - December 31, 2005             1,223,278           122      3,277,600     (2,829,681)      (59,511)      388,530

      Net income                                -             -              -         22,374             -        22,374
      Unrealized loss on investments            -             -              -              -        (9,799)       (9,799)
                                     ------------- ------------- ------------- --------------- ------------- -------------

BALANCE - December 31, 2006             1,223,278  $        122  $   3,277,600 $   (2,807,307) $    (69,310) $    401,105
                                     ============= ============= ============= =============== ============= =============









                       See notes to financial statements.

                                 ABF CAPITAL CORP.

                             STATEMENTS OF CASH FLOWS

                                                                        Year Ended
                                                                       December 31,
                                                            ------------------------------------
                                                                 2006                2005
                                                            ----------------    ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                     $        22,374     $       (45,715)
      Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
              Provision for doubtful accounts                        17,000                   -
              Accrued interest on receivables                       (10,991)            (17,714)
              Loss on sale of marketable securities                       -              24,917
      Changes in assets an liabilities:
       Accounts payable and accrued expenses                          2,871                (589)
                                                            ----------------    ----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  31,254             (39,101)
                                                            ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of marketable securities                              (3,306)                  -
      Proceeds from sale of marketable securities                         -              19,831
                                                            ----------------    ----------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                  (3,306)             19,831
                                                            ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase in loans receivable                                   (5,712)                  -
      Decrease (increase) in advances to affiliate                   90,000             (82,000)
      Increase in due from officer                                  (35,000)                  -
                                                            ----------------    ----------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  49,288             (82,000)
                                                            ----------------    ----------------

NET INCREASE (DECREASE) IN CASH                                      77,236            (101,270)

CASH AT BEGINNING OF YEAR                                            38,018             139,288
                                                            ----------------    ----------------

CASH AT END OF YEAR                                         $       115,254     $        38,018
                                                            ================    ================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the year for:
          Income taxes                                      $             -     $             -
                                                            ================    ================
          Interest                                          $             -     $             -
                                                            ================    ================

      Decrease in fair value of marketable securities       $         9,799     $        46,038
                                                            ================    ================


                       See notes to financial statements.

                                ABF CAPITAL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005


1.   THE COMPANY

     The Company was formed for the purpose of engaging in oil and gas exploration, the acquisition and development of oil and gas properties, and the sale of oil and gas produced by these efforts. The Company has also organized, sold and operated as a General Partner in oil and gas limited partnerships. The Company discontinued all of its operations during 1985 and is currently collecting residual royalties derived from its former participation in such activities. The Company was a wholly-owned subsidiary of Crown Jewel Resources Corp. ("Crown") which was formerly known as ABF Energy Corp. prior to June 2000. Effective February 2002 Crown divested itself of its interest in ABF Capital Corp. ("ABF") by distributing one share of ABF common stock for every ten Crown shares outstanding as of that date.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     B. Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

     C. Fair Value of Financial Instruments - The Company considers its financial instruments and obligations to approximate fair value due to their near-term due dates.

     D. Marketable Equity Securities - Marketable equity securities consist of investments in equity of publicly traded companies and are stated at market value based on the most recently traded price of these securities at December 31, 2006. All marketable securities are classified as available for sale at December 31, 2006. Unrealized gains and losses, determined by the difference between historical purchase price and market value at each balance sheet date, are recorded as a component of Accumulated Other Comprehensive Income in Stockholders' Equity. Realized gains and losses are determined by the difference between historical purchase price and gross proceeds received when the marketable securities are sold.

     E. Loans Receivables - Loans receivables are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific debtors, collateral, historic trends, and other information. Delinquent accounts are written off when it is determined that the amounts are uncollectible.

     F. Revenue Recognition - Royalty income results primarily from court awarded judgments against former co-participants in certain oil and gas ventures. There is significant uncertainty for the Company to reasonably estimate the extent of royalty payments to be received; accordingly, royalty income is recognized when received.

     G. Impairment of Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.

     H. Income Taxes-The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     I. Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of cash. The Company places its cash with high credit quality financial institutions.

     J. Earnings Per Share-The Company follows Statement of Financial Accounting Standards No. 128, Earnings per Share - Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock as prescribed by SFAS No. 128.

     K.   New Accounting Pronouncements:

          - Stock-Based Compensation - In December 2004 the FASB issued SFAS No. 123 (R), Share-Based Payments", which revised SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No.123 (R) requires the measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. As of December 31, 2006, no options or warrants were outstanding nor were such grants made or repurchased during the two years then ended.

          - In March 2005, the FASB issued FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations - an Interpretation of SFAS No. 143." FIN No. 47 provides clarification of the term conditional asset retirement obligation as used in paragraph A23 of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset, and states that an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that my or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN No. 47 became effective for us in December 2005, and its adoption did not have a material effect on our consolidated financial statement.

          - In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 changes the accounting and reporting for voluntary changes in accounting principles, whereby the effects will be reported as if the newly adopted principle has always been used. SFAS No. 154 also includes minor changes concerning the accounting for changes in estimates, correction of errors and changes in reporting entities. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

          - In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. We were required to adopt FIN 48 effective as of January 1, 2007. We are currently evaluating the effect FIN 48 will have on our financial statements. We do not expect the impact will be material.

          - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (Statement 157), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. We are currently evaluating the potential impact of Statement 157 on our financial statements. We do not expect the impact will be material.

          - In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115" (Statement 159). Statement 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of Statement 159 on our financial statements. We do not expect the impact will be material.

3.   MARKETABLE SECURITIES

     Marketable securities consist of investments in equity of publicly traded companies and are stated at market value which at December 31, 2006 amounted to $22,360. These marketable securities are classified as available for sale. Unrealized losses are determined by the difference between historical purchase price and market value and were $9,799 and $46,038 at December 31, 2006 and 2005, respectively. A net realized loss of $24,917 on the sale of marketable securities was recorded in the year ended December 31, 2005.

4.   DUE FROM OFFICER

     Loans to an officer of $36,800 at December 31, 2006 included accrued interest of $800, are unsecured, and are repayable on demand with simple interest of 4% per annum. Additional loans of $25,000 under similar terms were made to the officer as of June 2007.

5.   LOANS RECEIVABLE

     At December 31, 2006 the Company carried two loans aggregating $53,791 made to separate unrelated individuals which amounted to $49,010 (including interest of $9,298) and $4,781 (including interest of $581). The former loan bears simple interest of 8% per annum, is due on demand, and is secured by 34,000 common shares of Diopsys, Inc., a privately held company. The latter loan is unsecured, bears simple interest of 6% per annum, and is in default. An allowance of $17,000 was provided for possible losses from such loans at December 31, 2006.

6.   INVESTMENT AND ADVANCES TO AFFILIATE

     At December 31, 2006 the Company reported investments and advances to Diopsys, Inc. a privately held company engaged in the development of bio-medical technology, as follows:

     Investment - 84,920 common shares, at cost         $       84,150
     Advances - Principal and interest                         109,906
                                                        ---------------
                                                        $      194,056
                                                        ===============

     Adolph Weissman, the Company's president and majority shareholder and a family related entity own 588,086 shares of Diopsys, Inc. common stock. The combined total of 673,006 shares of common stock held represents approximately 5% of Diopsys, Inc. outstanding common stock at December 31, 2006.

     Advances to Diopsys, Inc. at December 31, 2006 included accumulated simple interest of $46,556 at 10% per annum. Such advances are unsecured and payable on demand.

     On May 14, 2002 the Company received a warrant to purchase 14,903 shares of Diopsys, Inc. common stock. The exercise price for 12,990 shares is $1.04 per share, and for the balance of 1,913 shares the exercise price is $2.50 per share. The warrant expires after May 14, 2012.

7.   INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

     The differences between income taxes computed by applying the statutory federal income tax rate (35%) and income tax expense (benefit) in the financial statements are:

                                                      Year Ended December 31,
                                                     -------------------------
                                                         2006         2005
                                                     ------------ ------------
     Income tax expense (benefit) at 35%             $    12,000  $    (5,000)
     State Income tax expense (benefit)
      net of federal benefit                               1,000       (1,000)
     Increase in (utilization of) loss carryforward      (13,000)       6,000
                                                     ------------ ------------
                                                     $        -   $         -
                                                     ============ ============

     The Company had net operating loss carryforwards for tax purposes of approximately $151,000 at December 31, 2006 expiring variously through 2025.

     These carryforwards are subject to limitations on annual utilization because there are "equity structure shifts" or "owner shifts" involving 5% stockholders (as these are defined in Section 382 of the Internal Revenue
     Code), which have resulted in a more than 50% change in ownership.

8.   LITIGATION

     The Company is obligated for legal fees of $2,794 resulting from a terminated litigation. The award was formalized by a judgment issued by a California civil court on March 30, 2006 and is reflected in the financial statements at December 31, 2006.

9.   SUBSEQUENT EVENT

     Repayment of advances to Diopsys, Inc. of $109,906 was received in May
     2007.

                                ABF CAPITAL CORP.

                                  BALANCE SHEET
                                  June 30, 2007

                                  (Unaudited)


                                     ASSETS

CURRENT ASSETS:
      Cash                                                   $         154,932
      Marketable securities                                             21,212
      Due from officer                                                  62,670
      Loans receivable, less allowances of $17,000                      38,379
                                                             ------------------
          TOTAL CURRENT ASSETS                                         277,193

INVESTMENT IN AFFILIATE                                                 84,150
                                                             ------------------

                                                             $         361,343
                                                             ==================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES: Accounts payable and accrued expenses   $           3,476
                                                             ------------------

STOCKHOLDERS' EQUITY:
      Common stock, $.0001 par value,
          authorized 20,000,000 shares: 1,223,278 issued
          and outstanding                                                  122
      Additional paid-in capital                                     3,277,600
      Accumulated deficit                                           (2,849,398)
      Other comprehensive loss                                         (70,457)
                                                             ------------------
               TOTAL STOCKHOLDERS' EQUITY                              357,867
                                                             ------------------

                                                             $         361,343
                                                             ==================





                       See notes to financial statements.

                                ABF CAPITAL CORP.

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                         Six Months Ended
                                                            June 30,
                                                 -------------------------------
                                                     2007             2006
                                                 --------------  ---------------

REVENUES:
      Royalties                                  $           -   $       60,562
                                                 --------------  ---------------

EXPENSES:
      General and administrative                        47,029           46,819
                                                 --------------  ---------------

(LOSS) INCOME BEFORE OTHER INCOME                      (47,029)          13,743

OTHER INCOME:
      Dividend and interest income                       4,938            6,136
                                                 --------------  ---------------

NET (LOSS) INCOME                                      (42,091)          19,879

COMPREHENSIVE LOSS:
      Unrealized loss on investments                    (1,147)          (9,921)
                                                 --------------  ---------------

TOTAL COMPREHENSIVE INCOME (LOSS)                $     (43,238)  $        9,958
                                                                 ===============
                                                 ==============

NET INCOME (LOSS) PER SHARE - Basic and diluted  $       (0.03)  $         0.02
                                                 ==============  ===============


WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic and diluted                              1,223,278        1,223,278
                                                 ==============  ===============












                       See notes to financial statements.

                                ABF CAPITAL CORP.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                  Common Stock         Additional                          Other
                                            ------------------------   Paid-In       Accumulated      Comprehensive  Stockholders'
                                              Shares       Amount      Capital         Deficit             Loss         Equity
                                            ------------- ---------- ------------- ---------------- ---------------- --------------
BALANCE-January 1,2005                         1,223,278  $     122  $  3,277,600  $    (2,783,966) $       (13,473) $     480,283

      Net loss                                         -          -             -          (45,715)               -        (45,715)
      Unrealized gain (loss) on investments            -          -             -                -          (46,038)       (46,038)
                                            ------------- ---------- ------------- ---------------- ---------------- --------------
BALANCE - December 31, 2005                    1,223,278        122     3,277,600       (2,829,681)         (59,511)       388,530

      Net income                                       -          -             -           22,374                          22,374
      Unrealized gain (loss) on investments            -          -             -                            (9,799)        (9,799)
                                            ------------- ---------- ------------- ---------------- ---------------- --------------
BALANCE - December 31, 2006                    1,223,278        122     3,277,600       (2,807,307)         (69,310)       401,105

      Net loss  (Unaudited)                            -          -             -          (42,091)                        (42,091)
      Unrealized gain (loss) on
      investments  (Unaudited)                         -          -             -                            (1,147)        (1,147)
                                            ------------- ---------- ------------- ---------------- ---------------- --------------

BALANCE - June 30, 2007 (Unaudited)            1,223,278  $     122  $  3,277,600  $    (2,849,398) $       (70,457) $     357,867
                                            ============= ========== ============= ================ ================ ==============





                       See notes to financial statements.

                                ABF CAPITAL CORP.

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                    Six Months Ended
                                                                        June 30,
                                                            ----------------------------------
                                                                 2007               2006
                                                            ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net (loss) income                                     $      (42,091)    $       19,879
      Adjustments to reconcile net (loss) income to net
       cash provided by (used in)operating activities:
              Accrued interest on receivables                       (2,458)            (4,000)
      Changes in assets and liabilities:
              Accounts payable and accrued expenses                   (679)            (1,119)
                                                            ---------------    ---------------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                (45,228)            14,760
                                                            ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of marketable securities                              -             (3,306)
                                                            ---------------    ---------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      -             (3,306)
                                                            ---------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Increase in loans receivable                                   -             (3,000)
          Decrease in advances to affiliate                        109,906             90,000
          Increase in due from officer                             (25,000)           (25,000)
                                                            ---------------    ---------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                 84,906             62,000
                                                            ---------------    ---------------
NET INCREASE IN CASH                                                39,678             73,454

CASH AT BEGINNING OF PERIOD                                        115,254             38,018
                                                            ---------------    ---------------

CASH AT END OF PERIOD                                       $      154,932     $      111,472
                                                            ===============    ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the year for:
          Income taxes                                      $            -     $            -
                                                            ===============    ===============
          Interest                                          $            -     $            -
                                                            ===============    ===============

      Decrease in value of marketable securities            $       1,147      $        9,921
                                                            ===============    ===============


                       See notes to financial statements.

                                ABF CAPITAL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                     SIX MONTHS ENDED JUNE 30, 2007 AND 2006
                                   (Unaudited)

1.   THE COMPANY

     The Company was formed for the purpose of engaging in oil and gas exploration, the acquisition and development of oil and gas properties, and the sale of oil and gas produced by these efforts. The Company has also organized, sold and operated as a General Partner in oil and gas limited partnerships. The Company discontinued all of its operations during 1985 and is currently collecting residual royalties derived from its former participation in such activities. The Company was a wholly-owned subsidiary of Crown Jewel Resources Corp. ("Crown") which was formerly known as ABF Energy Corp. prior to June 2000. Effective February 2002 Crown divested itself of its interest in ABF Capital Corp. ("ABF") by distributing one share of ABF common stock for every ten Crown shares outstanding as of that date.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     B. Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

     C. Fair Value of Financial Instruments - The Company considers its financial instruments and obligations to approximate fair value due to their near-term due dates.

     D. Marketable Equity Securities - Marketable equity securities consist of investments in equity of publicly traded companies and are stated at market value based on the most recently traded price of these securities at December 31, 2006. All marketable securities are classified as available for sale at December 31, 2006. Unrealized gains and losses, determined by the difference between historical purchase price and market value at each balance sheet date, are recorded as a component of Accumulated Other Comprehensive Income in Stockholders' Equity. Realized gains and losses are determined by the difference between historical purchase price and gross proceeds received when the marketable securities are sold.

     E. Loans Receivables - Loans receivables are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific debtors, collateral, historic trends, and other information. Delinquent accounts are written off when it is determined that the amounts are uncollectible.

     F. Revenue Recognition - Royalty income results primarily from court awarded judgments against former co-participants in certain oil and gas ventures. There is significant uncertainty for the Company to reasonably estimate the extent of royalty payments to be received; accordingly, royalty income is recognized when received.

     G. Impairment of Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.

     H. Income Taxes-The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that hbeen included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     I. Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of cash. The Company places its cash with high credit quality financial institutions

     J. Earnings Per Share-The Company follows Statement of Financial Accounting Standards No. 128, Earnings per Share - Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock as prescribed by SFAS No. 128.

     K.   New Accounting Pronouncements:

          - Stock-Based Compensation - In December 2004 the FASB issued SFAS No. 123 (R), Share-Based Payments", which revised SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No.123 (R) requires the measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. As of June 30, 2007, no options or warrants were outstanding nor were such grants made or repurchased during the six months then ended.

          - In March 2005, the FASB issued FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations - an Interpretation of SFAS No. 143." FIN No. 47 provides clarification of the term conditional asset retirement obligation as used in paragraph A23 of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset, and states that an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that my or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN No. 47 became effective for us in December 2005, and its adoption did not have a material effect on our consolidated financial statement.

          - In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 changes the accounting and reporting for voluntary changes in accounting principles, whereby the effects will be reported as if the newly adopted principle has always been used. SFAS No. 154 also includes minor changes concerning the accounting for changes in estimates, correction of errors and changes in reporting entities. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

          - In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. We were required to adopt FIN 48 effective as of January 1, 2007. We are currently evaluating the effect FIN 48 will have on our financial statements. We do not expect the impact will be material.

          - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (Statement 157), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. We are currently evaluating the potential impact of Statement 157 on our financial statements. We do not expect the impact will be material.

          - In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115" (Statement 159). Statement 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of Statement 159 on our financial statements. We do not expect the impact will be material.

3.   MARKETABLE SECURITIES

     Marketable securities consist of investments in equity of publicly traded companies and are stated at market value which at June 30, 2007 amounted to $21,212. These marketable securities are classified as available for sale. Unrealized losses are determined by the difference between historical purchase price and market value and were $1,147 and $9,921 at June 30, 2007 and 2006, respectively.

4.   DUE FROM OFFICER

     Loans to an officer of $62,670 at June 30, 2007 included accrued interest of $1,670, are unsecured, and are repayable on demand with simple interest of 4% per annum.

5.   LOANS RECEIVABLE

     At June 30, 2007 the Company carried two loans aggregating $55,379 made to separate unrelated individuals which amounted to $50,598 (inclusive of interest of $10,092) and $4,781 (inclusive of interest of $581). The former loan bears simple interest of 8% per annum, is due on demand, and is secured by 34,000 common shares of Diopsys, Inc., a privately held company. The latter loan is unsecured, bears simple interest of 6% per annum, and is in default. An allowance of $17,000 was provided for possible losses from both such loans at June 30, 2007.

6.   INVESTMENT IN AFFILIATE

     At June 30, 2007 the Company reported an investment of 84,920 shares in Diopsys, Inc. a privately held company engaged in the development of bio-medical technology. This investment is valued at $84,150 as of June 30, 2007.

     Adolph Weissman, the Company's president and majority shareholder and a family related entity personally own 588,086 shares of Diopsys, Inc. common stock. The combined total of 673,006 shares of common stock held represents approximately 5% of Diopsys, Inc. outstanding common stock at June 30, 2007.

     Advances to Diopsys, Inc. outstanding at December 31, 2006 amounted to $109,906, and were repaid in May 2007.

     On May 14, 2002 the Company received a warrant to purchase 14,903 shares of Diopsys, Inc. common stock. The exercise price for 12,990 shares is $1.04 per share, and for the balance of 1,913 shares the exercise price is $2.50 per share. The warrant expires after May 14, 2012.

7.   INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

     The differences between income taxes computed by applying the statutory federal income tax rate (35%) and income tax expense (benefit) in the financial statements are:

                                                                             Year Ended
                                                                            December 31,
                                                 Six Months Ended     ------------------------
                                                   June 30, 2007            2006       2005
                                                 -----------------    ------------ -----------
                                                   (Unaudited)

         Income tax expense (benefit) at 35%     $        (13,900)    $    12,000  $   (5,000)
         State Income tax expense (benefit)
                 net of federal benefit                    (2,400)          1,000      (1,000)
         Increase in (utilization of) loss
                 carryforward                              16,300         (13,000)      6,000
                                                 -----------------    ------------ -----------
                                                 $              -     $         -  $         -
                                                 =================    ============ ===========

     The Company had net operating loss carryforwards for tax purposes of approximately $151,000 at December 31, 2006 expiring variously through 2025.

     These carryforwards are subject to limitations on annual utilization because there are "equity structure shifts" or "owner shifts" involving 5% stockholders (as these are defined in Section 382 of the Internal Revenue
     Code), which have resulted in a more than 50% change in ownership.

8.   LITIGATION

     The Company is obligated for legal fees of $2,794 resulting from a terminated litigation. The award was formalized by a judgment issued by a California civil court on March 30, 2006 and is reflected in the financial statements at June 30, 2007.

                                    PART III

Item 1. Index to Exhibits.

         See Item 2, below.

Item 2. Description of Exhibits.

(a) Financial Statements see Index to Financial Statements on page F-1 of the Information Statement, which is incorporated herein by reference. (b) Exhibits See Exhibit Index.


----------------- --------------------------------------------------------------
  Exhibit No.        Description of Exhibit
----------------- --------------------------------------------------------------
   2.1               Plan of Reorganization and Distribution Agreement dated
                     February 12, 2002, between Crown Jewel Resources Inc. and
                     ABF Capital Corp.
----------------- --------------------------------------------------------------
   3.1               Certificate of Incorporation of ABF Capital Corp.
----------------- --------------------------------------------------------------
   3.2               By-Laws of ABF Capital Corp.
----------------- --------------------------------------------------------------



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2007
                                              ABF CAPITAL CORP.

                                              By: /s/ Adolph Weissman
                                                  -----------------------------
                                                  Adolph Weissman, President